SGOCO®冠科



Investor Presentation

February 2010

Presentation Guidelines

These materials were prepared by Honesty Group Holdings Limited (the "Company"), which through it's Chinese subsidiaries designs and manufactures "SGOCO" brand LCD products in China, and have not been independently verified. No representations or warranties, express or implied, are made and no reliance should be placed on the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accept any responsibility whatsoever for any loss howsoever arising from any information presented or contained in these materials

These materials contain statements that reflect the Company's beliefs and current expectations about the future. These forward-looking statements, which can often be identified by words such as "will," "expect," "plan," intend," anticipate," and other words indicating that the statements are forward-looking, are not guarantees of future performance and are based on a number of assumptions about the Company's operations and factors beyond the Company's control, and accordingly, actual results may differ materially from these forward-looking statements. The Company has no obligation and does not undertake any obligation to revise forward-looking statements to reflect future events or circumstances.

These materials were prepared in respect of the proposed transaction involving the Company and Hambrecht Asia Acquisition Corp. ("SPAC"). The SPAC is a company publicly listed in the United States trading under the symbol "HMAUF.OB". These materials do not constitute a "prospectus" within the meaning of the United States Securities Act of 1933, as amended, and no part of these materials shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. In connection with the proposed transaction, the SPAC has filed with the SEC a proxy statement for the special meeting (the "Proxy Statement") as an exhibit to a Report of Foreign Private Issuer on Form 6-K with the SEC February 18, 2010. The SPAC stockholders are urged to read the Proxy Statement, as well as all other relevant documents filed, or to be filed, with the SEC because they will contain important information about the Company, the SPAC and the proposed transaction. The Proxy Statement will be mailed to stockholders of the SPAC of record on February 8, 2010. The SPAC stockholders will be able to obtain the Proxy Statement and any other relevant filed documents for free at the SEC's website (www.sec.gov). The Proxy Statement contains detailed information about the Company and its management as well as the financial statements of the Company. These documents can also be obtained for free from the SPAC by directing a request to Hambrecht Asia Acquisition Corp, 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong: Attn: John Wang.

The Company, the SPAC, and their respective directors and officers may be deemed to be participants in the solicitation of approvals from the SPAC's stockholders in respect of the proposed transaction. Information regarding the Company and the SPAC's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, are contained in SPAC's Proxy Statement.

Hambrecht Asia Acquisition Corp. (the SPAC)

IPO:	▪ IPO completed March 12, 2008 ▪ The SPAC sold $8.00 unit of 1 common + 1 warrant
Cash in Trust:	▪ As of 12/31/2009, **$33,848,881 cash** held in trust ▪ Approximately **$7.98 per share** held in trust
Warrants:	▪ Warrants exercisable at $5.00 ▪ Callable if common share trades over $11.50 for 20 of 30 consecutive days ▪ Expiration date: March 7, 2013

CURRENT SPAC CAPITALIZATION

	Common Shares	Warrants
Public	4,239,300	4,239,300
Sponsors	1,059,825	1,550,000
UPO [1]	280,000	280,000
Total	5,579,125	6,069,300

[1] UPO are options for underwriters to purchase units identical to those offered at IPO for $10 per unit.

Transaction Terms with the SPAC

Consideration:	**Initial Shares** - Issued to SGOCO shareholders at close: ■ 8.5 million shares **Earn-out Shares** - Issued to SGOCO shareholders when projected net income targets achieved: ■ 5.0 million shares if 2010 net income > $15 million excluding transaction costs ■ 0.8 million shares if 2011 net income > $20 million excluding transaction costs ■ If 2010 earn-out missed, entire amount can be earned in 2011
Sponsor Endorsement:	■ Reduction from 1,059,825 shares to 935,089 shares ■ Out of reduced 935,089 shares, 1/3 (311,696 shares) will be held in escrow until SGOCO achieves the net income earn-out targets in either 2010 or 2011 ■ Sponsor's shares may not be sold until 1 year after transaction closes
Shareholder / Warrant holder Voting:	**"Warrant Amendment"** – In order for business combination to close, warrant holders must: ■ Approve increase of strike price from $5.00 to $8.00, and can ■ Have their warrants redeemed at $0.50 ■ If no response, warrants will be redeemed **Merger Approval Requires:** ■ >50% of SPAC shareholders, ***and*** ■ < 30% of ordinary shares voting against merger and electing to redeem

Post-Merger Capitalization

	Immediately after merger 1		With warrant conversion 1, 2		With management and sponsor earnout 1, 2, 3, 4		
	Shares	%	Shares	%	Shares	%	Fully Diluted %
Honesty Group	8,500,000	70.3%	8,500,000	47.5%	14,300,000	78.6%	58.2%
Sponsors	623,393	5.2%	623,393	3.5%	935,089	5.1%	3.8%
Public Shareholders	2,967,511	24.5%	2,967,511	16.6%	2,967,511	16.3%	12.1%
SUB-TOTAL	12,090,904		12,090,904		18,202,600	100.0%	
Warrants	-	0.0%	5,789,300	32.4%	6,069,300		24.7%
UPO	-	0.0%	-	0.0%	280,000		1.1%
TOTAL	12,090,904	0.0%	17,880,204	32.4%	24,551,900		100.0%

1) *Assuming 30% redemption of public shares and change status of Sponsor shares*
2) *Assume all warrants exercised and converted to common shares*
3) *Assume SGOCO met net income hurdle and earn-out shares granted to both SGOCO and Sponsors*
4) *Assume UPO exercised and underlying warrants converted*

ADDITIONAL NOTES:

- Cash proceeds of final column's full-dilution scenario (no warrant bought back and all warrants/options exercised) is $51.3 million
- UPO exercise: 280,000 shares purchased at equivalent of $10/share plus 280,000 warrants exercised at $8/share

Investment Highlights

- **Leading branded designer, manufacturer and distributor of LCD display solutions (including PC monitors, LCD TVs, and Application-Specific products) focused on providing high quality at affordable price points to emerging Chinese consumer.**
- **World-class production facilities and local market development capabilities ensure low-cost production.**
- **Products targeted to 2nd, 3rd and 4th tier cities in China and emerging international markets.**
- **Strong growth since founding in 2006 and profitable. Strong revenue and profit growth continued in 2009 despite world economic downturn.**
- **Seasoned management with strong international credentials.**

Strong Track Record of Growth


Revenue
07'-09' CAGR = 154.3%
US$ Million
$60.0
$45.0
$30.0
$15.0
$0.0
$10.5
$43.8
$67.9
2007A
2008A
2009A


Net Income
07'-09' CAGR = 283.8%
US$ Million
$18.0
$15.0
$12.0
$9.0
$6.0
$3.0
$0.0
$0.5
$5.2
$7.2
$15.0
$20.0
2007A
2008A
2009A
2010P
2011P

2010 and 2011 Net Income Earn-out Hurdles (which excludes transaction costs)

Industry and Market Overview

From "Made in China" to "Sold in China"

Past → **Present** → **Future**

OEM

Emerging China Brands

Domestic Sales

Emerging International Markets

- China is famous as the factory to the world
- OEM center for many famous international brands

- China has overtaken Germany to become the world's third largest economy behind US and Japan.
- Increasing awareness of brand building with quality, innovation and service.

- China's consumption is expected to grow **>8% annually** over the next **15 years**
- China will become **world's third-largest consumer market** by 2020.
- Premier Wen Jiabao called for China to create companies that can innovate and churn out "brand-name export products" and expand abroad.

Source: McKinsey Insight China (November 2006 issue)

Massive China Consumer Market Opportunity

Chinesepopulation of 1.3 billion provides huge addressable market.

Household income growth highly correlated with GDP growth. Consumer product affordability is key driver of demand.

- **Current China middle class estimated at 300mm people**
- **China's '08 per capita GNP reached $6K** (based on purchasing power parity)[1]

"Urban" (middle class) China classified into "tiers" based on population size


Beijing
Shanghai
Guangzhou
Shenzhen
Tier 1 "Big Four"
Four largest cities with highest income, large population base, and largest GDP scale
Tier 2a "Climbers" (11 cities)
Large population, high income, and large GDP
Chongqing Tianjin Wuhan Hangzhou Nanjing
Foshan Chengdu Shantou Xi'an Shenyang Jinan
Tier 2b "Niche" (10 cities)
Wealthy consumers, but relatively small overall market size
Dongguan Wenzhou Taizhou Ningbo Zhongshan Suzhou Xiamen Changzhou Wuxi Zhuhai
Fuzhou Qingdao Changsha Yantai Dalian Putian Zibo Zhengzhou
Taiyuan Kunming Harbin Tangshan Changchun Shijiazhuang Huai'an Guiyang
Tier 2c "Mainstream" (16 cities)
Relatively low income, but large population base
Example cities
Linyi Nanchang Zaozhuang
Xuzhou Xiangfan Baotou
Urumchi Huizhou Lanzhou
Jilin Daqing Huzhou . . .
Tier 3a "Next frontier" (136 cities)
Growing markets with population larger than 1 million
Quanzhou Jinhua Jiaxing Dongying Jinzhou
Shaoxing Zhoushan Yueyang Quzhou Nantong
Shaoguan Liuzhou Baoding Xianyang Zhuzhou
Pingdingshan Xiaxiang Hengyang Baoshan Huludao
Bengbu Zhenjiang Langfang . . .
Tier 3b "Poor cousins" (484 cities)
Small cities with urban population smaller than 1 million


Chinese population, 2004
100% = 1,300 billion
Household disposable income, 2004
100% = 7,337 billion renminbi
Rural China
54
30
43
Tier 3
34
18
Tier 2
9
Tier 1
3
9

- 2nd and 3rd tier cities represent more than half of the household disposable income and are growing more quickly than Tier 1 cities.
- 2nd and 3rd tier cities are less brand conscious, thus more open to try new brands based on affordability.

Source: McKinsey Insight China (November 2006 issue)

(1) According to World Development Indicators database, World Bank, 15 September 2009

A World Class Manufacturing Infrastructure


SGOCO TECHNOLOGY PARK

The company moved into its new Technology Park in Q3 2009:

- 60 acres of land strategically located in Jinjiang's new city center, approx 10km away from Jinjiang airport.
- US$17.5 million invested to date on infrastructure of 1 manufacturing and 2 dormitory buildings
- Current manufacturing building has annual capacity of 3 million LCD monitor units, 2 million LCD TV units, and 22 million SMT print points
- Fujian provincial government had invested approximately US$5 million to built the 110kW transformer substation on site to ensure electricity needs
- Burnette Or has option to buyback land and facilities from SGOCO at cost (requires no cash or GAAP loss to SGOCO). Leaseback will be 20 years at fair-market rent.

Manufacturing Edge

- Products independently tested and certified to meet domestic China (CCC), EU (CE) and US (FCC) standards. Product safety certified by TUV.
- Manufacturing meets ISO 9001-2000 standard and environmental management meets ISO 14001-2004 standard
- ERP system to manage workflow, parts inventory and costs
- Original Equipment Manufacturer for well-known Chinese and international brands.



FCC产品认证证书/CE产品认证证书/TUV产品认证证书



CCC产品认证证书/ISO14001证书/ISO9001证书

Business Model Provides Stable Margins

Component price fluctuations buffered by fully integrated in-house sourcing, design, and manufacturing:

Historical Margin Analysis

17" LCD Monitor


$190.00
$170.00
$150.00
$130.00
$110.00
$90.00
$70.00
$50.00
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2

19" LCD Monitor


$190.00
$170.00
$150.00
$130.00
$110.00
$90.00
$70.00
$50.00
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2

22" LCD Monitor


$240.00
$220.00
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2

ASP — COGS — Panel Cost — Gross Margin %



Future benefits of SGOCOTech Park:

- Host key supply chain partners on site
  - Just-In-Time delivery of supplies
  - Lower inventory requirements
  - Faster product time-to-market
- Bring more components in-house
- New contract manufacturing business increases economies of scale

Vertical Integration of the Entire Value Chain

2nd/3rd/4th Tier City Competitors

only 1 or 2 pieces of the value chain, not all.

SGOCO Business Model

Product Development
+
Manufacturing
+
Branding
+
Distribution

Integration of the entire value chain provides the following advantages:

- Lower cost
- Quicker response to market demand via flexible manufacturing and design process
- Closer to end consumer via SGOCO Clubs retail partners
- Greater control than competitors

Product Overview and Development Roadmap

- Currently offering breadth of display solutions in variety of forms and feature sets
- **Historically** the company focused on expanding product lines and features
- **Future** will focus on integrating new software features&systems integration


Products
CCTV Monitor
17"- 24" LCD Monitor
LCD TV DVD Combo
PC Netbook
OLED TV
Multi-touch Screen
Thin Screen
Advertising LCD
Touch Screen LCD Monitor
LCD TV
All-in-one PC
2006
2007
2008
2009
2010
Future & Beyond
Brands
sgoco
edgeIO
sgoco
BUICK
(pending)
edgeIO
sgoco

Branding Strategy

Multiple brands to increase market share via multiple distributors

sgoco	edgeio	BUICK (pending)
Value oriented domestic China brand to tab into domestic growth	British brand for local marketing & local application specific products	Leverage GM's "Buick" quality reputation in China & ad spending in China

- **Leverage distribution channel by having more shelf-space and putting different product lines with different brands.**
- **Initiatives to license brands to gain market share for PC Monitors**

(1) Pending license agreement with GM expect to finalize in 2010 Q1.

Market Share Growth in $2^{nd}/3^{rd}/4^{th}$ Tier Cities

- **SGOCO has positioned its brand portfolio as "value" brands to penetrate untapped $2^{nd}/3^{rd}/4^{th}$ tier cities (populations < 1mm) :**
  - **Brand**→ consistent and reliable product quality, with features that can be rapidly adapted to shifting consumer requirements and local market preferences.
  - **"Value"**→ higher quality than other domestic products at affordable price points lower than foreign brands

- **Why Target $2^{nd}/3^{rd}/4^{th}$ Tier Cities?**
  - Large but under targeted market
  - Customers demonstrate easier acceptance of new brands
  - Early entrants can build defensible positions
  - Our vertical integration provides low cost advantage critical for defensibility


SGOCO
AUTO
SELECT
MENU

Efficient Distribution Model


Competitors
SGOCO
Provincial Distributor
Sales, service, and distribution for SGOCO brands
SGOCO Club
Local Distributor
End Users
End Users
Traditional Marketing Oriented
Customer Oriented

Building Network of Direct Store Delivery retail partners (the "SGOCO Club")

- Leverage local business partners' knowledge of local markets
- Provides SGOCO more flexibility and control over local market
- Each partner becomes a local distribution and service center

SGOCO understands benefits of direct sales to customers

- Sign up existing retailers with local presence
- Creates brand identity and trust relationship that can be leveraged in future
- Provides valuable and timely intelligence on shifting consumer tastes and demands
- Retail presence becomes marketing vehicle
- Ability to provide a better sales and service supports in an efficient and timely manner

"SGOCO Club" Retail Model

- SGOCO Club model requires minimal initial investments from the company
- SGOCO Clubs are being classified into 3 different types:
  - **Type A** – Flagship stores to promote branding, with larger retail space and location requirement of within the first to second floor of electronic malls.
  - **Type B** – Non-exclusive dealerships for shops within first to third floor of technology malls with minimum 10 square meter retail space and no competitive products.
  - **Type C** – Non-exclusive dealerships for shops within first to third floor of technology malls with minimum 5 square meter retail space and no competitive products.



“Thousand-Store Retail” Strategy

Attractive Model for Retail Partners

- **Lowers barrier-to-entry (foremost initial setup & operating costs in new markets)**
  - SGOCO reimburses portion of start-up costs upon franchisee attaining sales quota with rebates based upon monthly volume targets
  - Distributed through existing locations of the retail partners (type B & C), shortened initial setup time
- **Mutually beneficial economics to SGOCO and Retail Partners:**
  - Direct purchases from manufacturer (eliminates national and regional distributor margins)
  - More economic incentives: for example, on a 19” LCD monitor, the retail partner makes ~150rmb per SGOCO monitor vs. ~30rmb per Philips monitor
  - More flexible order terms and just-in-time deliveries
  - SGOCO provides not only multiple branded products, but also sales, marketing and management assistance to help franchisee succeed
- **Ties personal success to that of a national brand portfolio**


¥1099
¥1499


¥999
¥799
源自英伦国

Business Expansion Strategy

2010 Revenue Growth Drivers:

- Increase number of sales units through expansion of retail outlets
- Increase average per unit pricing with larger size PC monitors
- Introduction of branded TV products
- New market roll out from current footprint in 8 provinces and 50 cities to 30 provinces and 150 cities
- Shift sales from current distributors to Direct Store Delivery (DSD) SGOCO Clubs
- Increase total number of stores from the current 71 stores to approximately 600 stores by year-end 2010 and approximately 1000 stores by year-end 2011

Other initiatives:

- Introduce new online ERP system to coordinate logistics/orders, manage supply chain inventory, and provide better communication between the company and retail partners

Financials

Strong Financial Performance

Financial Highlights

(In US$ Millions)	Historical 2007	Historical 2008	Actual 2009E	Earn-Out Target 2010P	Earn-Out Target 2011P	07'-11' CAGR
Revenue	10.5	43.8	67.9			
Y-o-Y Revenue Growth		*317.7%*	*55.0%*			
Gross Profit	1.0	6.1	10.1			
Gross Margin	*9.3%*	*13.9%*	*14.9%*			
Net Profit	0.5	5.2	7.2	15.0	20.0	*153.3%*
Y-o-Y Profit Growth		*975.2%*	*37.0%*	*109.5%*	*33.3%*	
Profit Margin	*4.6%*	*11.9%*	*10.5%*			

Note: 2010 and 2011 Earn-out target excludes transaction costs

- Rapid and sustained revenue and earnings growth since 2006 reflect success of SGOCO business model and growing share of market
- Despite global economic slowdown & panel price fluctuations, SGOCO achieved 2009 revenue and profit increases to **$67.9 million and $7.2 million, respectively**
- ***Note:*** *2009 was first year that SGOCO paid corporate income tax (2007 and 2008 were tax holiday) of approximately $1.0 million*

SGOCO 冠科

Current and Pro-Forma Balance Sheet Summary

- Balance Sheet is conservative: Well-capitalized with little debt and adequate liquidity.
- The transaction with the SPAC is expected to enhance liquidity. Restructured warrants will add additional future liquidity when exercised at $8/share.
- While many competitors are experiencing excess leverage and illiquidity, SGOCO's strong financial condition allows it to continue to grow our production capacity and market share.

(In US$)		SGOCO As of Dec-31-2009		Pro-Forma Assume No Redemp.		Pro-Forma Assume 30% Redemp.
Cash		11,404,712		44,084,157		34,285,602
Other Current Assets other than Cash		43,926,250		43,986,559		43,986,560
Non-Current Assets		24,141,716		24,141,716		24,141,715
Total Assets	$	**79,472,678**	$	**112,212,432**	$	**102,413,877**
Short-term Borrowings		38,657,356		38,657,356		38,657,356
Current Liabilities other than Short-term Borrowings		8,812,670		9,041,299		9,041,299
Non-Current Liabilities		-		-		-
Total Liabiliies	$	**47,470,026**	$	**47,698,655**	$	**47,698,655**
Total shareholders' equity	$	**32,002,652**	$	**64,513,777**	$	**54,715,222**
Total liabilities and equity	$	**79,472,678**	$	**112,212,432**	$	**102,413,878**

Note: Pro-Forma assumes no cash usage for warrant buyback nor cash raised from warrant exercise

2010 Projected Uses of Cash

Assuming 30% redemption of public shares

US$ million	
Franchisee Expansion	10.0
Working Capital	13.7

	23.7

- SGOCO intends to use the proceeds from this financing, along with operating cash flow, to scale up and strengthen of its product development, manufacturing, and distribution capacity in 2010.
- SGOCO will also continue to increase its cash reserves to: (i) Provide a buffer for working capital requirements; and (2) enable the Company to take advantage of appropriate strategic development opportunities (e.g., acquisition of technology, suppliers)
- Management of cash resources will always be subject to Return on Invested Capital (ROIC) discipline. SGOCO is committed to maximizing shareholder value. In future, SGOCO will return cash via dividends or warrant/stock buybacks if it cannot allocate such capital to operational uses that create added economic value for shareholders.

Investment Highlights - Recap

- Leading branded designer, manufacturer and distributor of LCD display solutions (including PC monitors, LCD TVs, and Application-Specific products) focused on providing high quality at affordable price points to emerging Chinese consumer.
- World-class production facilities and local market development capabilities ensure low-cost production.
- Products targeted to 2nd, 3rd and 4th tier cities in China and emerging international markets.
- Strong growth since founding in 2006 and profitable. Strong revenue and profit growth continued in 2009 despite world economic downturn.
- Seasoned management with strong international credentials.

Appendix

Manage Component & Vendor Risks

- LCD panels are typically 60-70% of COGS
- Source LCD panels from multiple OEMs (4-5) as well as via multiple distributors per OEM
  - Increase price leverage
  - Reduce risk of supplier dependency
- Total volume is relatively small % of market supply
- Place multiple smaller orders - Vendor is more flexible about delivery
  - Key to managing financial impact of Q4 2008 panel price drops on SGOCO inventory



Public Market Equity Comps

(In US$ Millions except per share data)

Public Comparable Companies	Ticker	Share Price 2010-2-1	Market Cap	Enterprise Value	EV/R CY2009	EV/R CY2010	PE CY2009	PE CY2010	GP Margin CY2008A
Chinese LCD TV/Display Manufacturer									
Innolux Display Corp.	TSEC:3481	$ 1.60	$ 5,177.6	$ 5,220.5	1.0x	0.7x	NM	17.1x	7.4%
Skyworth Digital Holdings Ltd.	SEHK:751	0.99	2,498.2	2,701.8	1.0x	0.8x	14.7x	10.2x	3.0% *
TCL Corporation	SZSE:000100	0.79	2,317.9	2,857.7	0.5x	0.4x	48.1x	32.2x	15.3%
Hisense Electric Co., Ltd.	SHSE:600060	3.91	2,257.9	2,230.4	0.9x	0.7x	37.5x	29.5x	17.8%
Sichuan Changhong Electric Co. Ltd.	SHSE:600839	1.01	1,909.5	3,344.9	0.8x	0.7x	NM	NM	16.6%
China Greatwall Computer Shenzhen Co Ltd.	SZSE:000066	2.56	1,409.8	1,584.2	NA	NA	NA	NA	4.6%
TPV Technology Ltd.	SEHK:903	0.66	1,399.9	1,100.9	0.1x	0.1x	10.9x	10.3x	4.6%
Konka Group Co. Ltd.	SZSE:000016	1.05	1,021.7	1,316.2	NA	NA	NA	NA	18.4%
Qisda Corporation	TSEC:2352	0.52	993.3	2,082.6	0.5x	0.4x	NM	9.6x	7.6%
		Chinese LCD TV/Display Manufacturer							
		Mean	2,109.5	2,493.2	0.7x	0.6x	27.8x	18.2x	10.6%
		Median	1,909.5	2,230.4	0.8x	0.7x	26.1x	13.7x	7.6%
Global Consumer Electronics Manufacturer									
Samsung Electronics Co. Ltd.	KOSE:A005930	$ 664.39	$ 85,165.9	$ 92,907.5	1.2x	1.1x	10.2x	7.4x	26.0%
Sony Corporation	TSE:6758	33.67	33,791.2	38,933.9	0.5x	0.5x	NM	29.6x	23.4%
Panasonic Corporation	TSE:6752	15.80	32,720.0	33,422.1	0.4x	0.4x	NM	NM	29.0%
Toshiba Corp.	TSE:6502	5.14	21,766.0	38,716.9	0.6x	0.5x	NM	31.3x	23.9%
LG Electronics Inc.	KOSE:A066570	94.91	13,656.4	25,105.4	1.0x	0.9x	7.6x	7.3x	24.6%
Sharp Corporation	TSE:6753	12.08	13,296.2	18,378.7	0.6x	0.6x	NM	26.2x	19.8%
SANYO Electric Co., Ltd.	TSE:6764	1.63	10,002.0	14,658.1	0.8x	0.7x	NM	33.3x	24.7%
		Global Consumer Electronics Manufacturer							
		Mean	30,056.8	37,446.1	0.7x	0.7x	8.9x	22.5x	24.5%
		Median	21,766.0	33,422.1	0.6x	0.6x	8.9x	27.9x	24.6%
Electronic Retailers									
Best Buy Co. Inc.	NYSE:BBY	$ 36.76	$ 15,366.9	$ 17,185.9	0.4x	0.3x	12.3x	11.0x	24.1%
Suning Appliance Company Limited	SZSE:002024	2.63	12,286.1	11,755.4	1.4x	1.1x	30.2x	23.8x	17.1%
GOME Electrical Appliances Holding Ltd.	SEHK:493	0.34	5,156.0	5,325.2	0.8x	0.8x	25.4x	18.3x	9.8%
		Electronic Retailers							
		Mean	10,936.3	11,422.2	0.9x	0.7x	22.6x	17.7x	17.0%
		Median	12,286.1	11,755.4	0.8x	0.8x	25.4x	18.3x	17.1%

Source: CapitalIQ, Thomson and SEC filings

**GP Margin for Skyworth Digital is based on FY ending June 2008*

The Coming Wave of Middle-Class Growth

Definition: **China urban households are grouped into the following 5 categories based on annual income brackets (in rmb):**

- Poor: < 25k
- **Middle Class (Lower aspirants): 25k-40k***
- **Middle Class (Upper aspirants): 40k-100k***
- Affluent: 100k-200k
- Global: >200k

* At a PPP-adjusted exchange rate, this middle class (lower and upper aspirants) household annual income range is equivalent to a range between **US$13,500 – US$53,900**

A large urban middle class will emerge by 2015 and dominate by 2025



Share of urban households by income class
Millions of households, percent
100%
66
109
190
272
353
99
97
57
38
5
1
27
28
41
2
1
16
15
61
5
2
Global (above 200k)
Affluent (100k-200k)
Upper aspirants (40k-100k)
Lower aspirants (25k-40k)
Poor (under 25k)
1985
1995
2005E
2015F
2025F

Urban household income will grow faster than overall economy

	Population (millions)		
	Total	Urban	Urban %
1995	1,211	351	29%
2005	1,307	562	43%
2015	1,371	713	52%
2025	1,419	837	59%

Source: McKinsey Insight China (November 2006 issue)



Aggregate urban disposable income
Billion, renminbi, 2000, CAGR
523
1,687
4,819
11,559
22,605
11.7%
8.0%
1985
1995
2005E
2015F
2025F

Middle class will command potentially enormous spending power:



Share of real urban disposable income by income class
Billion, renminbi, 2000, Percent
100% =
523
1,687
4,819
11,559
22,605
97
91
36
44
10
5
5
10
21
51
7
11
4
8
61
11
16
Global (over 200k)
Affluent (100k-200k)
Upper aspirants (40k-100k)
Lower aspirants (25k-40k)
Poor (under 25k)
1985
1995
2005E
2015F
2025F